
November 6, 2020

Peter Scalise
President
The3rdBevco Inc.
606 Johnson Avenue
Suite 1
Bohemia, New York 11716

> **Re: The3rdBevco Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed October 23, 2020**
> **File No. 024-11278**

Dear Mr. Scalise:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2020 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed October 23, 2020

General

1. Please file as correspondence, a response letter that addresses each of the comments contained in this letter. Also, in future filings, please file as correspondence a letter that addresses each of our comments.

Cover Page

2.   Please revise your filing to clearly and consistently describe the securities in this offering, including Item 4 of Part I, your disclosure in Part II, such as on the cover page, your subscription agreement and legal opinion. It appears that you are offering units and the underlying securities.

3.   We are reissuing comment two in our prior letter dated October 2, 2020 . Reconcile the Item 4 of Part I disclosure that indicates the company is offering 10 million securities with disclosure on the cover page of the offering and elsewhere that you are offering 15 million securities. Also, reconcile the Item 4 of Part I disclosure that indicates the company intends to price this offering after qualification pursuant to Rule 253(b) with the disclosure on the cover page of the offering and elsewhere and in the revised subscription agreement that refers to a price of $3.00 per share. In addition, since it appears from the revised subscription agreement that the company is offering units consisting of shares of common stock and warrants, revise the disclosure to state, if applicable, when the common shares and warrants are separately transferable as requested in prior comment 2.

4.   The information in the table is not consistent with the disclosure in this offering and does not provide the information required by Item 1 of Form 1-A. Please revise the table accordingly. See Item 1 of Form 1-A for guidance. Also, revise the reference in Note (3) to the table and the disclosure on page 18 that you are selling shares "through a Tier 1 offering" to instead refer to a Tier 2 offering.

5.   Your disclosed email address is not a working email address. Please remove this email address.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

6.   As requested in prior comment five: (1) reconcile the disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New York with section 9 of the subscription agreement about the federal district courts of the United States of America in the state of New York as the exclusive forum; and (2) revise the heading of this risk factor. Also, revise your subscription agreement and the disclosure on page 16 to clarify whether the exclusive forum provision applies to claims under the Securities Act and the Exchange Act. If the provision does not apply to claims under the under the Securities Act and the Exchange Act please state that clearly. Please advise or revise accordingly.

Plan of Distribution and Selling Securityholder, page 18

7.   Please disclose that the company will also pay a one-time set up fee of $5,000 and a consulting fee of $20,000 payable once FINRA issues a no objection letter and the company receives qualification. In this regard, we note section 2 of your filed agreement with The Dalmore Group.

Exhibit Index, page 29

8. Please revise the index to include all of your exhibits including your Consulting and Stock Purchase Agreement dated April 20, 2020 and filed on September 2, 2020.

Exhibits

9. Please have counsel revise the opinion to:

   • Disclose the number of units, shares of common stock and the number of warrants in the units, and the number of shares of common underlying the warrants.

   • Address the legality of each component of the unit, as well as the unit itself.

   • Opine that the warrants will constitute valid and binding obligations of the company enforceable against the company in accordance with their terms.

   You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Manufacturing

cc: William R. Eilers, Esq.